UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**February 13, 2008**
(DATE OF EARLIEST EVENT REPORTED)	**February 11, 2008**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On February 11, 2008, the Registrant issued a press release providing information on its results of operations for the fourth quarter and year end 2007. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   **Financial Statements and Exhibits.**

    (d)   **Exhibits:**

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP News Release, issued February 11, 2008, providing information on results of operations for the fourth quarter and year end 2007.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: BOARDWALK GP, LP,
    its general partner

By: BOARDWALK GP, LLC,
    its general partner

By: /s/ Jamie L. Buskill
    Jamie L. Buskill
    Chief Financial Officer

Dated: February 13, 2008

EXHIBIT 99.1



News Release

BOARDWALK PIPELINE PARTNERS™

BOARDWALK ANNOUNCES FOURTH QUARTER AND YEAR-END 2007 RESULTS

HOUSTON, February 11, 2008 -- Boardwalk Pipeline Partners, LP (NYSE:BWP) announced today its results for the fourth quarter and year ended December 31, 2007, which included the following items:

- Net income of $72.1 million for the quarter and $227.8 million for the year ended December 31, 2007, a 10.4% and 15.3% increase from $65.3 million and $197.6 million in the comparable 2006 periods.
- Operating revenues of $169.9 million for the quarter and $643.3 million for the year ended December 31, 2007, a 0.9% decrease and 5.9% increase from $171.5 million and $607.6 million in the comparable 2006 periods.
- Earnings before interest, taxes, depreciation and amortization (EBITDA) of $103.2 million for the quarter and $349.8 million for the year ended December 31, 2007, a 4.8% and 5.5% increase from $98.5 million and $331.5 million in the comparable 2006 periods.

The Partnership stated that operating results for the quarter and year ended December 31, 2007, were driven primarily by the following:

- continued higher transportation revenues for the quarter and year from strong demand for firm transportation services on our existing systems and expansion capacity that was in service for 2007;
- higher storage service revenues for the quarter and year due to the addition of firm services from our Western Kentucky storage expansion and higher demand for existing storage;
- parking and lending revenues were significantly lower for the quarter and slightly lower for the year due to lower available natural gas price spreads;
- fourth quarter operating expenses were favorably impacted by the sale of gas associated with the Western Kentucky storage expansion, partly offset by an impairment charge associated with the pending sale of offshore pipeline assets in the South Timbalier Bay area, offshore Louisiana; and
- for the year, favorable operating expense items resulting from the sale of storage gas and insurance recoveries associated with the 2005 hurricanes were completely offset by impairment and other charges related to the Magnolia storage project, South Timbalier Bay assets and the termination of a construction agreement for work on the Southeast expansion project.

Expansion capital expenditures were $511.4 million for the quarter and $1.2 billion for the year ended December 31, 2007. Maintenance capital expenditures were $14.8 million for the quarter and $47.1 million for the year ended December 31, 2007.

Earnings Per Unit

Earnings per limited partner unit for the fourth quarter and year ended December 31, 2007, have been adjusted by an assumed allocation to the general partner's incentive distribution rights (IDRs) in accordance with generally accepted accounting principles applicable to companies having two classes of securities (EITF No. 03-6). Under EITF No. 03-6, earnings are allocated to participating securities in accordance with contractual participation rights assuming that all earnings for the period were distributed. Payments made on account of the IDRs are determined in relation to actual declared distributions and are not based on the assumed allocation required by EITF No. 03-6.

A reconciliation of the limited partners' interest in net income and net income available to limited partners used in computing net income per limited partner unit is as follows (in thousands, except weighted average units and per unit data):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2007	**2006**	**2007**	**2006**
Limited partners' interest in net income	$ 69,586	$ 63,967	$ 220,726	$ 193,599
Less assumed allocation to incentive distribution rights	4,475	6,245	4,323	5,187
Net income available to limited partners	$ 65,111	$ 57,722	$ 216,403	$ 188,412
Less assumed allocation to subordinated units	17,847	18,330	61,949	61,087
Net income available to common units	$ 47,264	$ 39,392	$ 154,454	$ 127,325
Weighted average common units	87,639,818	71,119,165	82,510,917	68,977,766
Weighted average subordinated units	33,093,878	33,093,878	33,093,878	33,093,878
Net income per limited partner unit - common units	$ 0.54	$ 0.55	$ 1.87	$ 1.85
Net income per limited partner unit – subordinated units	$ 0.54	$ 0.55	$ 1.87	$ 1.85

Conference Call
The Partnership has scheduled a conference call for February 11, 2008, at 9:00 a.m. EDT, to review the fourth quarter and annual results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (800) 573-4752 for callers in the U.S. or (617) 224-4324 for callers outside the U.S. The PIN number to access the call is 46197081.

Replay
An audio replay will also be available on the Boardwalk website www.bwpmlp.com immediately following the call.

Non-GAAP Financial Measure - EBITDA

EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering, and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA is not necessarily comparable to a similarly titled measure of another company.

The following table presents a reconciliation of the Partnership's EBITDA to its net income, the most directly comparable GAAP financial measure, for each of the periods presented below (in thousands):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2007	**2006**	**2007**	**2006**
Net Income	$ 72,095	$ 65,272	$ 227,756	$ 197,550
Income taxes	267	(110)	769	253
Depreciation and amortization	21,180	19,473	81,824	75,771
Interest expense	14,917	16,302	61,023	62,123
Interest income	(5,206)	(2,407)	(21,489)	(4,202)
Interest income from affiliates, net	(8)	(11)	(44)	(27)
EBITDA	$ 103,245	$ 98,519	$ 349,839	$ 331,468

About Boardwalk

Boardwalk Pipeline Partners, LP is a master limited partnership engaged through its subsidiaries, Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP, in the interstate transportation and storage of natural gas. Boardwalk's two interstate natural gas pipeline systems have approximately 13,550 miles of pipeline and underground storage fields with aggregate working gas capacity of approximately 155 Bcf.

Forward-Looking Statements

Statements contained in this press release which are not historical facts are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are inherently uncertain and subject to a variety of risks that could cause actual results to differ materially from those expected by management. A discussion of the important risk factors and other considerations that could materially impact these matters, as well as the Partnership's overall business and financial performance, can be found in the reports and other documents filed by the Partnership and its predecessor with the Securities and Exchange Commission. Given these risk factors, investors and analysts should not place undue reliance on forward-looking statements. Any such forward-looking statements speak only as of the date of this press release. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to its forward-looking statements to reflect any change in the Partnership's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

BOARDWALK PIPELINE PARTNERS, LP
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands of Dollars, except number of units and per unit amounts)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2007	2006	2007	2006
Operating Revenues:				
Gas transportation	$150,224	$143,644	$ 529,717	$508,241
Parking and lending	4,769	17,133	42,793	49,163
Gas storage	10,974	7,261	39,429	32,396
Other	3,916	3,451	31,329	17,842
Total operating revenues	169,883	171,489	643,268	607,642
Operating Costs and Expenses:				
Operation and maintenance	45,441	46,378	173,759	161,279
Administrative and general	27,028	23,188	97,039	97,298
Depreciation and amortization	21,180	19,473	81,824	75,771
Taxes other than income taxes	7,405	5,568	29,162	24,175
Asset impairment	4,521	-	19,218	-
Net (gain) on disposal of operating assets and related contracts	(16,526)	(1,798)	(23,767)	(4,829)
Total operating costs and expenses	89,049	92,809	377,235	353,694
Operating income	80,834	78,680	266,033	253,948
Other Deductions (Income):				
Interest expense	14,917	16,302	61,023	62,123
Interest income	(5,206)	(2,407)	(21,489)	(4,202)
Interest income from affiliates, net	(8)	(11)	(44)	(27)
Miscellaneous other deductions (income), net	(1,231)	(366)	(1,982)	(1,749)
Total other deductions	8,472	13,518	37,508	56,145
Income before income taxes	72,362	65,162	228,525	197,803
Income taxes	267	(110)	769	253
Net income	$ 72,095	65,272	$ 227,756	$ 197,550

Calculation of limited partners' interest in Net income:

Net income	$ 72,095	$ 65,272	$ 227,756	$ 197,550
Less general partner's interest in Net income	2,509	1,305	7,030	3,951
Limited partners' interest in Net income	$ 69,586	$ 63,967	$ 220,726	$ 193,599
Basic and diluted net income per limited partner unit:				
Common units	$ 0.54	$ 0.55	$ 1.87	$ 1.85
Subordinated units	$ 0.54	$ 0.55	$ 1.87	$ 1.85
Cash distribution to common and subordinated unitholders	$ 0.45	$ 0.40	$ 1.74	$ 1.32
Weighted-average number of limited partner units outstanding:				
Common units	87,639,818	71,119,165	82,510,917	68,977,766
Subordinated units	33,093,878	33,093,878	33,093,878	33,093,878

Contact: Boardwalk Pipeline Partners, LP
Jamie Buskill, 270-688-6390
Senior VP, Chief Financial Officer and Treasurer

or

Petra Tabor, 866-913-2122
Investor Relations

SOURCE: Boardwalk Pipeline Partners, LP